PRESS RELEASE

Paris, July 28th, 2005

Onyx selected as the preferred bidder for a 26-year
waste management contract (estimated to be 1.2 billion euros)
with Nottinghamshire County Council (UK)

Onyx, the waste management Division of Veolia Environnement, has been awarded preferred bidder status for the 26-year integrated waste management contract estimated to be 1.2 billion euros over the period with Nottinghamshire County Council, UK (population of 750,000).

Onyx is seen to offer the best potential solution to dispose and recover the 450,000 annual tons of waste produced each year. The contract, once agreed by the end of 2005, will commit Onyx to delivering recycling and composting rates over 50% by 2020 through the kerbside collection of mixed dry recyclables, green waste and glass. It will also ensure that there is virtually no direct delivery of material to landfill from 2011, ensuring that the Authority more than meets its landfill diversion requirements.

The proposed contract includes a balance of solutions that include the setting up of new facilities:

  a material recycling facility in Mansfield (80,000 tons/annum) from 2007 a new composting facility at Bilsthorpe and the use of other existing sites (80,000 tons of green waste/annum)
  a new Household Waste and Recycling Centre at Worksop and the upgrade and ongoing operation of the council’s network of sites a network of new transfer stations to serve Newark, Worksop and Mansfield and the use of existing sites and finally, the construction of an 180,000 tons per annum state of the art Energy Recovery Facility in the greater Mansfield/Ashfield area to convert the remaining residual waste into power from 2011. The energy recovered will be fed into the national grid and will be capable of powering all of the County Council’s buildings, street lights and signals and still have electricity left over for other uses.

“Onyx has a great deal of experience in integrated waste management with large local authorities as confirmed by its 30-years contract with Hampshire county (population of 1,2 million) where the county currently has a recycling rate above 28% for 2004, against 18% for the rest of Great Britain. For this reason, Onyx will work closely with Nottinghamshire County Council to meet their objectives”, Denis Gasquet, CEO of Onyx, said.

In 2004, Onyx activities in the UK have posted turnover growth and generated 11% of the turnover of Onyx.

Onyx, Veolia Environnement’s waste management division, is the only operator that provides solid, liquid, non-hazardous and hazardous waste management solutions to both local communities and industry. Its 71,000 employees in 34 countries provide waste management and logistics services, including collection, wastewater management, cleaning and flow control, and treatment and recovery of waste. Onyx posted sales of 6.2 billion euros in 2004.

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is world leader in environmental services. The company has operations all around the world and provides tailored solutions to meet the needs of industrial and municipal customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €24.7 billion in 2004 and has 250,000 employees.

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US Investor contact: Brian Sullivan - Tel +(1) 630 371 2749

Press release also available on our web site: http://veoliaenvironnement-finance.com